UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Timbrel Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Parkway Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph J Martin	678-954-4007	jmartin@timbrel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, and middle name)

500 Ridgefield Ct	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	57
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JosephJ.Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Timbrel Capital, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Tiffany Cable
Notary Public, State of Ohio
My Commission Expires
01/24/2027

Signature: [signature]

Title: Chief Accounting Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TIMBREL CAPITAL, LLC
Financial Statements
and Supplemental Information

December 31, 2021

TIMBREL CAPITAL, LLC

Contents
December 31, 2021

Report of Independent Registered Public Accounting Firm   1

Financial Statements and Notes to Financial Statements   2

Supplemental Information:

    Computation of Net Capital under Rule 15c3-1 of the Securities   10
        and Exchange Commission

    Report of Independent Registered Public Accounting Firm – Exemption Report   11

    Management's Exemption Report regarding Rule 15c3-3 of the Securities and
        Exchange Commission   12



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Timbrel Capital, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Timbrel Capital, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2021.

Asheville, North Carolina
March 1, 2022

TIMBREL CAPITAL, LLC

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	122,680
Prepaid expenses		23,946
Right of use asset		13,510
Property and equipment, at cost less accumulated depreciation of $19,137		8,297
Total assets	$	168,433

Liabilities and Member's Equity

Liabilities:

Due to affiliates	$	6,094
Accounts payable and accrued expenses		3,677
Lease liability		14,615
Total liabilities		24,386

Member's equity:

Member's equity		144,047
Total liabilities and member's equity	$	168,433

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Statement of Operations
For the Year Ended December 31, 2021

Revenue:			
Commissions	$		275,145
Other income			81,000
			356,145
Expenses:			
Commissions			106,133
General and administrative			305,221
			411,354
Net loss before income tax provision			(55,209)
Income tax benefit			(11,400)
Net loss	$		(43,809)

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance at January 1, 2021	$	187,856
Net income		(43,809)
Balance at December 31, 2021	$	144,047

TIMBREL CAPITAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(43,809)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		13,717
Amortization of right of use asset		1,766
Changes in assets and liabilities:		
Commissions and other receivables		118,597
Due to/from affiliates		(113,374)
Prepaid expenses		34,838
Commissions payable		(51,686)
Accounts payable and accrued expenses		(49,261)
Net cash used by operating activities		(89,212)
Cash flows from financing activities:		
Change in due to parent		(229,556)
Net cash used by financing activities		(229,556)
Net change in cash		(318,768)
Cash at beginning of period		441,448
Cash at end of period	$	122,680

TIMBREL CAPITAL, LLC

Notes to Financial Statements
December 31, 2021

Note 1: **Nature of Operations and Summary of Significant Accounting Policies**

Company Description and Nature of Business

Timbrel Capital, LLC (the "Company"), was formed in 2018 as a Limited Liability Company under the laws of the State of Georgia as a wholly owned subsidiary of Timbrel Holdings, LLC ("TH) which is a wholly owned subsidiary of SFA Holdings, Inc ("SFAH"). The Company operates as a Managing Broker Dealer acting as conduit between investment product sponsors and retail broker dealers and their registered representatives who present investment securities to their clients for purchase. IN addition, the Company provides consulting services to investment product sponsors and others. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company receives commissions for the sale of various financial products and records revenue from sales on the trade date. The Company believes the performance obligation is satisfied on the trade date because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risk and rewards of ownership have been transferred.

Other income is comprised of consulting fees charges monthly by the Company as it provides services to product sponsors. Amounts collected and not yet earned are shown as deferred income and revenue is recognized over the period of services as the performance obligation is met.

Cash

Cash includes non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Property and Equipment

Equipment is recorded at cost, and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years.

Income Taxes

The Company is a limited liability company disregarded for federal and certain state income tax purposes, and is included in the consolidated return of SFAH. Federal and certain state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit is transferred to or received from SFAH. Accordingly, at SFAH, deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Right of Use Asset and Lease Liability

The right of use asset represents the Company's right to use office space for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense is recognized on a straight-line basis over the lease term.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 1, 2022, which is the date the financial statements were available to be issued.

Note 2: Concentration

During the year ended December 31, 2021, the Company earned all of its revenue from one customer.

Note 3: Related Party Transactions

The Company has an Administrative Services and Expense Sharing Agreement (the "Agreement") with TH and SFAH. Under the Agreement, the Company pays to SFAH any salaries and benefits for SFAH personnel acting on behalf of the Company, as well as other costs incurred by SFAH and allocated to the Company. In addition, the Company pays rent expense to SFAH under a Sublease dated July 17, 2018, as restated January 1, 2019 ("the Sublease"). Total amounts due from the Company to SFAH as of December 31, 2021 were $6,094 and expenses incurred on behalf of the Company by SFAH during 2021 totaled $173,054. The Company paid $140,506 to SFAH in 2021 on behalf of the Company for salaries and benefits for SFAH personnel acting on behalf of the Company

The Sublease, as restated, had an initial term through December 31, 2019 and automatically renews at the end of each term for an additional year unless notice of termination is given by the Company. Straight line rent expense on the Sublease was $2,379 for 2021.

Note 4: Property and Equipment

A summary of property and equipment at December 31, 2021 follows:

Office and computer equipment	$ 8,526
Computer software	32,625
	41,151
Less accumulated depreciation	(32,854)
	$8,297

Depreciation expense associated with property and equipment was $13,717 in 2021

Note 5: Income Taxes

Benefit from federal and state income taxes consists of the following:

Current		
	Federal	$ 8,700
	State	2,700
Total		$11,400

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured at the largest amount of tax expense or benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2021, the Company had no unrecognized tax positions, no unaccrued interest or penalties related to unrecognized tax positions, and does not anticipate a change in the amount of unrecognized tax positions within the next 12 months. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2018.

Note 6: Commitments and Contingencies

As of December 31, 2021, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2019, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The Company has recorded a right-to-use asset and the corresponding lease liability based on the maturity of the SFAH master lease.

The discount rate used in determining the lease liability for the Sublease was SFAH's long-term borrowing rate , 5.25%.

Total operating lease costs were $2,583 for the year ended December 31, 2021. The right-of-use asset, as presented on the statement of financial condition, and the lease liability, were $13,510 and $14,615 as of December 31, 2021, respectively. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease.
Maturities of the lease liability as of December 31, 2021 were as follows:

2022	$2,579
2023	2,643
2024	2,709
2025	2,777
2026	2,846
2027	2,918
2028	989
Total undiscounted lease payments	17,461
Discount effect of cash flows	2,846
Total lease liability	$14,615

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year.

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2021, the Company had net capital of $115,739 which was $110,739 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 9.4% as of December 31, 2021.

Note 8: 2019 Novel Coronavirus

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 9: Contract Termination

In January 2021, the Company's primary customer notified the Company of its intention to terminate their contract in April of 2021. This customer represented all of the Company's revenue during the year ended December 31, 2021. Management has determined that the Company has the ability to significantly control future expenses until such time that the Company has secured new customer contracts. Furthermore, SFAH has committed to provide the Company with any necessary financial support needed to ensure that the Company can continue to meet all of its net capital requirements and satisfy all of its future commitments and obligations for the foreseeable future. As such, management has concluded that there is no significant doubt regarding the Company's ability to continue as a going concern for the foreseeable future at this time.

TIMBREL CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Total member's equity	$	144,047
Deduct amounts not allowable for net capital:		
Property and equipment		8,297
Prepaid expenses		23,946
Total member's equity qualified for net capital		111,804
Net capital	$	111,804
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	725
Excess net capital	$	106,804
Aggregate indebtedness	$	10,874
Percentage of aggregate indebtedness to net capital		9.7%

NOTE: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2021, and the calculation of net capital per the audited financial statements as of December 31, 2021 of Timbrel Capital, LLC.



Report of Independent Registered Public Accounting Firm

Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption from Rule 15c3-3, in which (1) (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, NC
March 1, 2022

TIMBREL CAPITAL, LLC

Management's Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

Timbrel Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3 (k): [i]

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exception.

Timbrel Capital, LLC

I, Joseph J Martin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Joseph J. Martin
Chief Accounting Officer
March 1, 2022